						Exhibit 12.01
SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Twelve Months Ended
	Jun 30,	December 31,
	2008	2007	2006	2005	2004	2003
1. Fixed charges:
A) Interest expense	$93,753	$94,035	$92,878	$87,687	$84,138	$78,724
B) Amortization	2,837	2,783	3,467	3,700	3,059	2,752
C) Interest portion of rentals	8,160	7,952	6,412	6,333	6,779	6,665
D) Preferred securities distributions	-	-	-	-	-	4,015
Total fixed charges	$104,750	$104,770	$102,757	$97,720	$93,976	$92,156

2. Earnings (as defined):
E) Pretax income from
continuing operations	$127,087	$131,024	$128,357	$68,435	$87,012	$55,384
Fixed Charges (1. above)	104,750	104,770	102,757	97,720	93,976	92,156
Total earnings as defined	$231,837	$235,794	$231,114	$166,155	$180,988	$147,540

	2.21	2.25	2.25	1.70	1.93	1.60